1087843



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission file number 000-27997

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by The Westborough Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westborough Financial Services, Inc.
100 E. Main Street
Westborough, MA 01581

CR

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY THE WESTBOROUGH BANK

BY: 
John L. Casagrande

DATE: June 26, 2003

[TPW: WA:3135097.1] 18364-00066 06/25/2003 4:16 PM

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY THE WESTBOROUGH BANK

BY: /s/ John L. Casagrande
John L. Casagrande

DATE: June 26, 2003

EXHIBIT 99.1

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, John L. Casagrande, is considered to be the Chief Executive Officer of the SBERA 401(k) Plan as adopted by The Westborough Bank (the "Plan").

This statement is being furnished in connection with the filing by the Plan of the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2002 (the "Report").

By execution of this statement, I certify that:

A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

6/26/03
Dated


John L. Casagrande

EXHIBIT 99.2

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, John L. Casagrande, is considered to be the Chief Financial Officer of SBERA 401(k) Plan as adopted by The Westborough Bank (the "Plan").

This statement is being furnished in connection with the filing by the Plan of the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2002 (the "Report").

By execution of this statement, I certify that:

A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

6/26/03
Dated


John L. Casagrande

[TPW: WA:3135099.1] 18364-00066 06/25/2003 4:16 PM

WESTBOROUGH BANK FINANCIAL STATEMENT FOR JANUARY 1, 2002 THROUGH DECEMBER 31, 2002

December 31, 2001 Beginning Value	$761,016
Contributions	
Employee	$147,448
Employer	$ 16,098
Rollover	$ 13,380
Total Contributions	$176,926
Unrealized Appreciation of Assets	($73,564)
Loan Interest	$ 1,106
Total Earnings	($72,458)
Withdrawals	($16,003)
December 31, 2002 Ending Value	$849,481